UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ASPECT MEDICAL SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))
Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
045235108*

(CUSIP Number of Class of Securities)
Nassib G. Chamoun
President and Chief Executive Officer
Aspect Medical Systems, Inc.
One Upland Road
Norwood, Massachusetts 02062-1546
(617) 559-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Susan W. Murley, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable**	Not applicable**

*	Refers to common stock underlying the options.

**	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this communication is made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d–l.

☑	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached to this filing is a communication sent by our President and Chief Executive Officer to our employees on April 20, 2009 regarding the submission of the proposed Option Exchange Program for approval by the Company’s stockholders at the 2009 Annual Meeting of Stockholders.
The tender offer described in this filing has not yet commenced. Upon the commencement of the Option Exchange Program, the Company will file materials explaining the precise terms and timing of the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement. At that time, the Company will also provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge by either (i) visiting the Securities and Exchange Commission’s website at www.sec.gov or (ii) mailing a written request to: Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062-1546.

Exhibit	Description

99.1	Communication to Employees from Nassib G. Chamoun, dated April 20, 2009.